FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 31, 2012

Commission File # 0-16353

High 5 Ventures Inc.
(formerly Kokomo Enterprises Inc.)

Suite 1000, 1177 West Hastings Street
Vancouver, British Columbia
Canada V6E 2K3

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...    No.X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪	EXHIBITS

Exhibit	33.1	Certification of CEO

Exhibit	33.2	Certification of CFO

Exhibit	99.1	Condensed Interim Financial Statements June 30, 2012

Exhibit	99.2	Interim MD&A June 30, 2012

Exhibit	99.3	News Release dated August 21, 2012

Exhibit	99.4	News Release dated August 31, 2012

Exhibit	99.5	Material Change Report dated August 31, 2012.

    Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

High 5 Ventures Inc.
(formerly Kokomo Enterprises Inc.)

By: “Bedo H. Kalpakian”
(Signature)
President & Director

    Date:  August 31, 2012.